Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ABH Holdco, Incorporated
49 Immigration St. Suite 204
Charleston, SC 29403
www.islandbrandsusa.com

Up to $4,746,000.00 in Series CF-2 Non-Voting Preferred Stock at $7.91
Minimum Target Amount: $9,998.24

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: ABH Holdco, Incorporated
Address: 49 Immigration St. Suite 204, Charleston, SC 29403
State of Incorporation: SC
Date Incorporated: March 01, 2019

Terms:

Equity

Offering Minimum: $9,998.24 | 1,264 shares of Series CF-2 Non-Voting Preferred Stock
Offering Maximum: $4,746,000.00 | 600,000 shares of Series CF-2 Non-Voting Preferred Stock
Type of Security Offered: Series CF-2 Non-Voting Preferred Stock
Purchase Price of Security Offered: $7.91
Minimum Investment Amount (per investor): $245.21

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

Tier 1- $250

Exclusive Island Local Trucker Hat

Exclusive Island Local Sticker

Ownership certificate

Tier 2- $500

1 Exclusive Island Local Hat

1 Exclusive Island Local Sticker

2 Exclusive Island Local Pint Glasses

15% off for 1 year in Island Brands USA Merch Store

Island Local Founders Club "Lifetime Status"

Ownership certificate

Tier 3 - $1000

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

Tier 4 - $5000

5% Bonus Shares

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

Tier 5 - $10,000

2 Exclusive Island Local Hats

2 Exclusive Island Local Stickers

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

Help Island Brands choose their next beer ! - You will help the Island Brands R&D team choose their next beer. You will have an exclusive behind the scenes look at the recipe fine tuning process and will participate in multiple tasting panels to help finalize a new innovation ahead of bringing it to market.

Tier 6 - $25,000

10% bonus shares

2 Exclusive Island Local Hat

2Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

25% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ownership certificate

A one acre oyster reef will be built in your name. This effort will help clean coastal waters, restore critical habitat and provide coastal buffering to our coastline. You will work with Island Brands USA to identify a location and name the oyster reef. A celebration event will be held in your honor once the oyster reef has been established.

Tier 7 - $50,000

15% bonus shares

2 Exclusive Island Local Hat

2 Exclusive Island Local Sticker

4 Exclusive Island Local Pint Glasses

30% off for 1 year in Island Brands USA Merch Store

Island Local "Founders Club" Lifetime Status

Ultimate Island Getaway -Private air travel for you and one guest on Island Brands' Renegade Seaplane "High Vibe" from Fort Lauderdale to the crystal blue waters of the Bahamas.. Kick back with the Founders for an exclusive 4 day/3 night guided fishing lodge experience. This makes you an island local for life!

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

ABH HoldCo., Inc. (dba Island Brands USA) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series CF-2 Non-voting Preferred Stock at $7.91 / share, you will receive 110 shares of Series CF-2 Non-voting Preferred Stock, meaning you'll own 110 shares for $791. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if

they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Island Brands USA is a regional CPG beer company and lifestyle brand. The company's primary focus is on a top-down retail grocery chain-based strategy. The core tenants of the brand are to disrupt the multi-national corporate factory beer companies with our better for you positioned all clean family of super-premium beer. We utilize alternative media strategies to leverage the highest ROI on customer acquisition and have a robust retention strategy for brand loyalty and an increased rate of sale.

ABH Holdco, Inc. has two wholly-owned subsidiaries: First, American Beverages Holdings, LLC. On March 3, 2019, the LLC reorganized with the result of the transaction being that the existing members of the LLC exchanged their equity in the LLC for Common Shares in ABH Holdco, Inc. The LLC holds the current license issued by the South Carolina Department of Revenue Alcohol % Beverage Licensing Division for the production of its inventory. Second, American Supply Holdings LLC is the licensing subsidiary that licenses our Island Brands family of trademarks from American Beverage Holdings, LLC for the purpose of selling retail apparel and other merchandise.

Island Brands USA is a "d/b/a" name used for our products with our commercial partner for the production of Island product lines. The Company's IP is all owned by American Beverage Holdings LLC, a wholly owned subsidiary of ABH Holdco Inc.

Competitors and Industry

The US beer industry is dominated by a tri-opoly of multinational macro beer corporations. Their share of market is over *80 percent and the balance is craft beer. Island Brands USA is well positioned to capture market share from both sectors with our primary focus on the fastest growth sector of super premium sub category of macro beer. We are gaining significant traction and market share in the super premium category and are increasing shelf positions in these areas of the retail planograms of our major retailers. Some of our regional based competitors would be Yuengling and Corona.

Current Stage and Roadmap

Prior Development History

Since beginning operation in 2016, Island Brands USA has quickly moved from startup through an emerging phase and into our growth stage where we are now. We have assembled a team of beer industry experts with a combined total of over 100 years of experience to execute on our hot brand and to create best-in-class operational excellence. We currently have four products on the market, Island Coastal Lager, Island Active, Island Lemonada, and Island Southern Peach. Our products are distributed in seven southeast states; SC, NC, GA, FL, TN, AL, and VA. Our products are available in grocery, convenience stores, and on-premise (bars and restaurants) accounts.

Future Roadmap

As we continue to gain traction and increase month-over-month sales, we have no plans to slow down. In the next 6 months, we will release additional flavors of our low-calorie super-premium Island Active beer, a new hard lemonade and hard tea FMB line, and a higher ABV product line targeting convenience stores and independent stores. These sub-categories target large verticals within the macro landscape with our higher quality all-clean products. We continue to increase our trajectory of Points of Distribution (PODs) as well as our Rate of Sale (ROS) in our 7 SouthEastern states and expand into 3 additional states. We expect 2022 to be a breakout year as we have built an experienced team and implemented additional technology to leverage and execute on the full potential of this brand family.

The Team

Officers and Directors

Name: Scott Hansen

Scott Hansen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer
  Dates of Service: May, 2016 - Present
  Responsibilities: Sales and Marketing. Salary $300,000. Equity 3,765,770 shares of Class A Voting Common Stock.

- Position: Director
  Dates of Service: March, 2019 - Present
  Responsibilities: Board position

Name: Michael J. Woods

Michael J. Woods's current primary role is with Blast Motion. Michael J. Woods currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2021 - Present
  Responsibilities: general business advisement

Other business experience in the past three years:

- Employer: Blast Motion
  Title: VP
  Dates of Service: April, 2014 - Present
  Responsibilities: Business development

Name: Michael Horn

Michael Horn 's current primary role is with Cubles. Michael Horn currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: April, 2021 - Present
  Responsibilities: General business advisement

Other business experience in the past three years:

- Employer: Cubles
  Title: Chief Sales Officer
  Dates of Service: July, 2020 - Present
  Responsibilities: Business strategy

Other business experience in the past three years:

- Employer: PopCultivator
  Title: Chief Business Development Officer
  Dates of Service: February, 2020 - Present
  Responsibilities: Head of business development for content creation company

Other business experience in the past three years:

- Employer: National Security Capital Advisors, LLC.
  Title: Partner - Research and Client Support Operations Management
  Dates of Service: March, 2020 - Present
  Responsibilities: Provides Mergers and Acquisitions advisory services, Growth Equity and Debt capital raise, Private Equity backed investments and acquisitions, management buy-outs, and strategic growth consulting related to companies desiring to expand their presence or prepare for sale predominantly within the National Security/Intelligence Community/CyberSecurity market segment.

Other business experience in the past three years:

- Employer: Paladins.Agency
  Title: Co-Founder
  Dates of Service: November, 2020 - Present

Responsibilities: Founder

Other business experience in the past three years:

- Employer: Mountain Troll LLC
  Title: Co-Founder
  Dates of Service: October, 2019 - Present
  Responsibilities: Founder

Other business experience in the past three years:

- Employer: Power Up Factory
  Title: CEO
  Dates of Service: February, 2012 - December, 2018
  Responsibilities: Developer of licensed collectible merchandise.

Name: Brandon Perry

Brandon Perry's current primary role is with Cooper Perry Fund. Brandon Perry currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: March, 2019 - Present
  Responsibilities: Director on the board of the company. Mr. Perry currently owns 4,015,770 shares of Class A Voting Common Stock.

Other business experience in the past three years:

- Employer: Island Brands / ABH Holdco, Inc.
  Title: Co-CEO, Chief Marketing Officer
  Dates of Service: May, 2017 - January, 2022
  Responsibilities: Operations and marketing leadership for the company.

Other business experience in the past three years:

- Employer: Cooper Perry Fund
  Title: Executive Director
  Dates of Service: September, 2004 - Present
  Responsibilities: The Cooper Perry Fund has been created to accomplish three main goals: 1. Create awareness of brain trauma, specifically Meningitis, and Encephalitis. 2. Raise funds for medical research, brain protection and preservation, and for brain trauma victims. 3. Continue the ongoing legacy of Cooper Perry's spirit. The Cooper Perry Fund supports various local and national charities.

Name: Jay Ward

Jay Ward's current primary role is with McGowan, Hood and Felder, LLC. Jay Ward currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: June, 2022 - Present
  Responsibilities: Advising the company on strategic decisions. No salary and equity compensation.

Other business experience in the past three years:

- Employer: McGowan, Hood and Felder, LLC
  Title: Attorney
  Dates of Service: January, 2017 - Present
  Responsibilities: Lawyer

Name: Steve Kleiman

Steve Kleiman's current primary role is with Thistlewood Partners Ltd. Steve Kleiman currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: June, 2022 - Present
  Responsibilities: Advising the company on strategic decisions. No salary or equity compensation.

Other business experience in the past three years:

- Employer: Thistlewood Partners Ltd
  Title: Managing Member
  Dates of Service: December, 2019 - Present
  Responsibilities: Managing

Other business experience in the past three years:

- Employer: Solo Capital Management
  Title: Principal
  Dates of Service: August, 2018 - Present
  Responsibilities: Principal

Name: Michael Kane

Michael Kane's current primary role is with Comfort Keepers. Michael Kane currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director
  Dates of Service: June, 2022 - Present
  Responsibilities: Advising the company on strategic decisions. No salary or equity compensation.

Other business experience in the past three years:

- Employer: Comfort Keepers
  Title: Owner
  Dates of Service: January, 2017 - Present
  Responsibilities: Run operations

Other business experience in the past three years:

- Employer: FedEx Ground
  Title: Owner
  Dates of Service: January, 2016 - Present
  Responsibilities: Run Operations

Name: Michael Gallo

Michael Gallo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Sales
  Dates of Service: July, 2023 - Present
  Responsibilities: I am responsible for leading our sales team to meet and exceed goals. Also in charge of hiring and development of new members of Island Brands.

Other business experience in the past three years:

- Employer: Sprecher Brewing
  Title: VP of Sales
  Dates of Service: May, 2022 - July, 2023
  Responsibilities: Managed distributors, chain accounts and brokers for 11 states

Other business experience in the past three years:

- Employer: Reeds Inc
  Title: VP of Sales and Partnerships
  Dates of Service: February, 2018 - April, 2022
  Responsibilities: Managed Reed's Sales Organizations and Partnerships for all major clients.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF Non-voting Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series CF-2 Non-voting Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales

activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series CF-2 Non-Voting Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of either class of Common Stock. In addition, if we need to raise more equity capital from the sale of Capital Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our 2022 innovations. Delays or cost overruns in the development of our 2022 innovations and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Series CF-2 Non-Voting Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that it is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 18 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are Dependent Upon Contract Brewers to Produce our Commercial Products

We are dependent upon our contract brewing agreements with third party providers and the licensed use of their respective technology to provide us with a strategic market advantage in production, canning and distribution of our brands. If the contract brewing agreements with either company were terminated for any reason, then we may not be able to achieve our projected results and require significant additional capital in order to acquire similar advanced intellectual property and operations know-how in the beer industry.

There is no public market for our securities and there will be restrictions on the transferability of your interest.

There is currently no public market for any of our securities. We cannot assure you that any such public market will ever develop or be unrestricted in the future. Moreover, even if a public market does develop, any sale of our securities may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions from such laws. Therefore, investors should be prepared to hold their Shares for an indefinite amount of time.

The price of the Shares offered hereunder should not be regarded as an indication of any future market price for such Shares and may not represent their fair value.

The offering price of the Shares offered by us has been determined by us based on a number of factors, such as the prospects for our business and the industry in which we compete, an assessment of our management, our present operations and our earnings prospects, the present state of our development, our contract brewing agreements, our distributions network, and the general condition of the securities markets. The price should not, however, be regarded as an indication of any future market price for the Shares and does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value. Investors participating in this offering will experience immediate and substantial dilution in the net tangible book value of the Shares.

Our existing stockholders have, and may continue to have, control over the election of our directors and other corporate actions.

The existing holders of our stock currently have, and likely will continue to have, control over the election of our directors and approval of other corporate actions. This control over our affairs might be adverse to the interests of other stockholders.

There is no guarantee of a return on your investment.

There is no assurance that a purchaser of Shares will realize a return on investment and a Shareholder may lose their entire investment. There is also no assurance that the Company will ever have income sufficient to cover its expenses and have sufficient cash flow to make distributions to its Shareholders. Even if the Company makes distributions, there can be no guarantee concerning the timing or amounts of the distributions. The Company currently intends to retain all future earnings, if any, for the foreseeable future to support its business.

Your ownership of the Shares will be subject to dilution.

Only certain owners have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into shares of capital stock of any class of securities, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase Shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares of capital stock. Furthermore, shareholders may experience a dilution in the value of their Shares depending on the terms and pricing of any future Share issuances (including the Shares being sold in this offering) and the value of the Company's assets at the time of issuance.

There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for purchasers. Furthermore, we may be unable to register the securities for resale by purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to make an effective registration, Investors could be unable to sell their securities unless an exemption from registration is available. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

We have a limited operating history.

Our Company was formed on March 1, 2019. To date, our Company's primary focus has been on (i) developing our

production and distribution network, (ii) building our brand awareness through aggressive marketing, and (iii) diversifying our risk through developing new flavor brands and multiple production facilities. Accordingly, the value of the business should be based upon an evaluation of the markets the Company has entered, new opportunities, and the intellectual property that the Company continues to develop.

The market for our products is intensely competitive.
We are competing with many new entrants into the craft beer market. Many of our competitors have established market acceptance and have far greater financial, marketing, technological and other resources, experience, proven operating histories, and larger teams than we do. We expect to face strong competition from both well-established companies and small/independent producers. Significant competitive factors in our market include the size of the market, recent limited sales figures, and the high cost of marketing new products. If we are unable to compete successfully with established companies in our market, our business and results of operations could be adversely affected.

We rely heavily on certain vendors, suppliers and distributors, which could have a material adverse effect on our business, financial condition and results of operations.
Our ability to maintain consistent price and quality throughout our brands depends in part upon our ability to acquire specified products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We use a limited number of suppliers and distributors in various geographical areas. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our products or whether our end product will be delivered fresh to the consumer. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could lead to disruptions to our distribution and would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our current vendors or other suppliers are unable to support our expansion into new markets, or if we are unable to find vendors to meet our supply specifications or service needs as we expand, we could likewise encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations.

The distribution and sale of beer has historically been subject to a continuously changing tax regime.
Historically, there has been significant variation in the taxation of beer sales. As recently as December 2017, the "Tax Cuts and Jobs Act" was passed by Congress which provided, among other things, a temporary reduction in federal excise taxes on beer to $3.50 per gallon for the first 60,000 barrels for domestic brewers producing fewer than 2 million barrels annually. Further, individual states also impose excise taxes on alcoholic beverages in varying amounts. In the future, the excise tax rate could be increased by either the federal or state governments. Future increases in excise taxes on alcoholic beverages could have a material adverse effect on our business and financial condition.

Our pro forma financial statements and projections are subject to change and our financial and operating projections are subject to inherent risks.
Our pro forma financial statements have not been audited or reviewed by an independent certified public accountant. Accordingly, such statements are not prepared in accordance with generally accepted accounting principles ("GAAP") and are subject to material adjustments as a result of future audit or review. The operational and financial projections and forecasts included in this Memorandum reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There will be differences between actual and projected results, and actual results may be materially different from than those contained in the projections. The inclusion of the projections in this Memorandum should not be regarded as an indication that we or our management or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. The absence of notes to the financial statements renders the statements incomplete. Investors should not rely upon the financial statements without further inquiry of management to determine our historical financial position and performance and to better understand our prospects.

We are dependent upon certain key personnel.
We are dependent upon the services of a skilled business management team as well as a technical research and development team. The loss of the services of Scott Hansen within a short period of time could have a material adverse effect on the Company's business and could impair our ability to complete the rollout of our products and services. The Company's future success is also dependent upon its ability to attract and retain additional key employees, and if the Company cannot do so, then its business operations, financial condition, and results from operations may be adversely affected. The Company can make no assurance that such key personnel will remain in its employ or that it will be able to attract and retain key personnel in the future.

We will need to build and retain our personnel infrastructure at all levels.
We plan on continuing to grow rapidly, which will require the addition of new personnel throughout the Company. As we expand our production operations, sales and marketing efforts, and research and development activities, we will need to

hire and retain skilled and semi-skilled employees. In a market where such qualified employees are in high demand, the inability to hire needed employees on a timely basis and/or the inability to retain those that we do hire could have a material adverse effect on our ability to meet the schedules of our business plan.

Pandemic Risk.

The spread of COVID-19 poses a risk to our investment timetables, our production and distribution cycles, and possibly our employees involved in the execution of our business plans. It is possible the virus may spread on one of our vendors facilities, and we may face lawsuits in relation COVID-19 issues. Additionally, we may face increased costs from continual heightened sanitation efforts. COVID-19 is a public and political crisis, and unknown disruptions may occur. The production of our brands is not a business that can be conducted by operating remotely or through video conference, and Center for Disease Control or state mandates may force us to alter operations.

Regulatory requirements are cumbersome and expensive.

Each state in the United States has stringent government regulations controlling the craft beer market in those respective states. We may be required to obtain permits, licenses, or obtain approval from—and to pay fees, taxes, or duties to—a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market our products and operate efficiently.

The use of individually identifiable data by our business, our business associates and third parties is regulated at state and Federal levels.

Costs associated with information security—such as investment in technology, the costs of compliance with consumer protections laws and costs resulting from consumer fraud—could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company in the Future May Be Subject to Legal Proceedings and Litigation.

The Company may become party to lawsuits during the normal course of business. Litigation in general is often expensive and disruptive to normal business operations. In the beer industry, there is an ever-broadening array of legal and regulatory challenges that companies face. The Company may be required to address regulatory requests or enforcement proceedings or may be a defendant in a class action or other litigation. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of management, cause significant delays, materially disrupt the conduct of the Company's business and have a material adverse effect on the Company's business and financial results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Padgett Thomas, LLC (managed by Scott Hansen, 99% owned by Scott Hansen)	3,765,770	Class A Voting Common Stock	27.0%
Brandon Perry	4,015,770	Class A Voting Common Stock	29.0%

The Company's Securities

The Company has authorized Series A Preferred Stock, Series B Preferred Stock, Series CF Non-Voting Preferred Stock, Series CF-2 Non-Voting Preferred Stock , Class A Voting Common Stock, Class B Non-Voting Common Stock, Series C Preferred Stock, 2022 Convertible Notes (Various Lenders) , and 2022 Convertible Note for Services. As part of the Regulation Crowdfunding raise, the Company will be offering up to 600,000 of Series CF-2 Non-Voting Preferred Stock .

Series A Preferred Stock

The amount of security authorized is 3,600,000 with a total of 3,116,740 outstanding.

Voting Rights

Each holder of Series A Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series A Preferred Stock and Series B Preferred Stock are subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

Material Rights

Other Material Rights

Holders of Series A Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted according to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro-rata participation right for any new securities issued by the company.

Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.

For the sake of clarity, Series CF-2 Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Class B Non-Voting Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company's Articles of Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF-2 Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

Amended & Restated Investor Rights Agreement

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions, which the proxy is only valid after the expiration of the statutorily required notice period for any shareholder vote.

Articles of Incorporation, as amended

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company's Articles of Incorporation, as amended (the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Class A Voting Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

Dividend Rights

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Class A Voting Common Stock).

Series B Preferred Stock

The amount of security authorized is 1,200,000 with a total of 572,827 outstanding.

Voting Rights

Each holder of Series B Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series B Preferred Stock is subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

Material Rights

Holders of Series B Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted pursuant to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro-rata participation right for any new securities issued by the company.

Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.

For the sake of clarity, Series CF-2 Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Class B Non-Voting Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company's Articles of Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF-2 Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

Amended & Restated Investor Rights Agreement

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions, upon which the proxy is only valid after the expiration of the statutorily required notice period for any shareholder vote.

Articles of Incorporation, as amended

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company's Articles of Incorporation, as amended (the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Class A Voting Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

Dividend Rights

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Class A Voting Common Stock).

Series CF Non-Voting Preferred Stock

The amount of security authorized is 1,000,000 with a total of 946,979 outstanding.

Voting Rights

There are no voting rights associated with Series CF Non-Voting Preferred Stock.

Material Rights

Series CF Non-Voting Preferred Stock shall only have a right to conversion into Class B Non-Voting Common Stock upon a Deemed Liquidation Event.

Series CF-2 Non-Voting Preferred Stock

The amount of security authorized is 700,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series CF-2 Non-Voting Preferred Stock .

Material Rights

Please refer to Exhibit F of this offering memorandum for the Company's most recent Amended Articles of Incorporation.

This is the class of security being sold in this offering.

Series CF-2 Non-Voting Preferred Stock shall only have a right to conversion into Class B Non-Voting Common Stock upon a Deemed Liquidation Event.

Class A Voting Common Stock

The amount of security authorized is 16,500,000 with a total of 10,135,940 outstanding.

Voting Rights

Common Stock has the right to vote one vote per share on all matters upon which holders of Class A Voting Common Stock are entitled to vote. Additionally, certain founding holders of Common Stock are governed by a Shareholder Agreement. Approximately 1,100,000 shares of Common Stock have been reserved for future issuance pursuant to (and are governed by) the Company's 2020 Equity Incentive Plan (the "Plan"). There are no shares outstanding from the Plan as of the date of this offering.

Material Rights

Class A Voting Common Stock held by the founders of the Company are subject to transfer restrictions in the Company's Shareholder Agreement, which contain standard minority protection provisions such as a Right of Co-Sale, Participation Rights for Major Holders (at least 3% equity in the Company), and Drag-Along/Tag-Along Rights.

Stock Options - Amount Outstanding

The Company has a total of 1,100,000 shares of Common Stock available for issuance pursuant to the Company's 2020 Equity Incentive Plan which are reserved but unissued. As of the launch of the Regulation CF offering, there have been no issuances under the Company's 2020 Equity Incentive Plan. The Amount Outstanding listed above takes into account these stock options.

Class B Non-Voting Common Stock

The amount of security authorized is 3,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

Series C Preferred Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

Prospective holders of Series C Preferred Stock shall have voting rights, which will be subject to a market standard Series C Preferred Stock Investor Rights Agreement to be negotiated just prior the time of conversion of the Company's outstanding convertible notes.

Material Rights

The amount of security authorized is 1,500,000 with a total of zero outstanding. The Series C Preferred Stock class is designated for issuance pursuant to the conversion of certain convertible notes offered and issued by the Company. As of May 31, 2022, the Company has sold an aggregate of $1,750,000 in convertible notes, and is authorized to sell up to $4,000,000 as part of this offering relying upon a Rule 506(b) exemption. The notes have a maturity of March 31, 2024.

Material Rights

Series C Preferred Stock shall have a right of conversion into Class A Voting Common Stock of the Company upon a Deemed Liquidation Event.

2022 Convertible Notes (Various Lenders)

The security will convert into Series a preferred stock and the terms of the 2022 Convertible Notes (Various Lenders) are outlined below:

Amount outstanding: $2,000,000.00
Maturity Date: March 31, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Maturity date of 03/21/24

Material Rights

The convertible notes are convertible into common shares Series A Preferred Stock at a conversion price. Some notes will convert on 3/31/24 and some will convert on 1/31/25.

2022 Convertible Note for Services

The security will convert into Series a preferred stock and the terms of the 2022 Convertible Note for Services are outlined below:

Amount outstanding: $2,100,000.00
Maturity Date: March 31, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Maturity Date of 3/31/2024

Material Rights

The convertible notes are convertible into common shares Series A at a conversion price.

What it means to be a minority holder

As a minority holder of Series CF Non-voting Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,935,495.54
  Number of Securities Sold: 3,116,740
  Use of proceeds: Working Capital
  Date: July 29, 2019
  Offering exemption relied upon: 506(b)

- Name: Series B Preferred Stock
  Type of security sold: Equity
  Final amount sold: $796,229.53

Number of Securities Sold: 572,827
Use of proceeds: Working Capital
Date: November 20, 2019
Offering exemption relied upon: 506(b)

- Name: Series CF Non-Voting Preferred Stock
  Type of security sold: Equity
  Final amount sold: $4,057,546.80
  Number of Securities Sold: 928,357
  Use of proceeds: Marketing & operations.
  Date: October 30, 2021
  Offering exemption relied upon: Regulation CF

- Type of security sold: Debt
  Final amount sold: $4,100,000.00
  Use of proceeds: Marketing & Operations
  Date: January 31, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Fiscal Year ended with December 31, 2022 versus December 31, 2021

Revenue

Revenue for the fiscal year 2022 was $1,669,081, a decrease of $1,000,790, from the fiscal year 2021 revenue of $2,669,871. CO_2 moratorium in May of 2022, stopped purchasing and affected our revenue through retail programming (BOGOs), last four months of the year moved production to a new brewer to expand margins (lower COGS) at expense of short-term revenue gain.

Cost of goods

COGS in the fiscal year 2022 was $1,386,043, a decrease of $659,930, from COGS of $2,045,973 in the fiscal year 2021, in line with decreased revenue.

Gross margins

2022 gross profit decreased by $340,860 over 2021. Our COGS prices increased with the former co-packer, requiring additional manual labor for the new package configuration.

Expenses

Our 2022 expenses decreased by $830,713 from 2021, in line with the revenue decrease. We also cut expenses, cut overhead, and cut employees.

Historical results and cash flows:

Historical results and cash flows

The Company is projected to make positive net income in 2023 with 13 additional skews beyond beer, new cost of goods with expanded margins, geo-expansion into new states/territories, and direct to consumer capabilities.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans,

etc...)

We have a $400K line of credit with potential to increase, expanded margins providing better return of capital, increased capital efficiencies, and a convertible note still remaining to raise (private offerings).

Cash on hand as of April 2023 is approximately: $50,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are not critical to our company operations. We use the crowd funding to build our community of highly engaged consumer-investors. It also raises awareness for the brand.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No. The funds from this campaign are not necessary to the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

In perpetuity or predicated on market conditions. erpetuity or predicted on market conditions. Our monthly burn rate currently is $60K and $80K estimated based, on cost cuts and general and administration expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

In perpetuity or predicated on market conditions. erpetuity or predicted on market conditions. Our monthly burn rate currently is $60K and $80K estimated based, on cost cuts and general and administration expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is currently in the middle of a crowdfunding campaign. There are also convertible notes remaining to be issued.

Indebtedness

- Creditor: Celtic Bank Corporation
  Amount Owed: $100,820.00
  Interest Rate: 3.96%
  Maturity Date: August 15, 2023
  The Company entered into a Line of Credit agreement with Celtic Bank Corporation during fiscal year 2022. The credit facility size $110,000. The interest rate is 3.96% per month. The total outstanding balance as of December 31, 2022, was $100,820. The entire balance is classified as current.

- Creditor: Padgett Thomas
  Amount Owed: $510,000.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2024

- Creditor: 2022 Convertible Notes (Various Lenders)
  Amount Owed: $2,000,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2024
  The convertible notes are convertible into common shares Series A at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed for-fixed features, the conversion feature was not bifurcated and recorded separately. Some notes will mature on 3/31/2024 and the others on 1/31/2025.

- Creditor: 2022 Convertible Note (Nascar)
  Amount Owed: $2,100,000.00
  Interest Rate: 8.0%
  Maturity Date: March 31, 2024

In December 2022, the Company has signed convertible note in exchange for marketing and promotional services for SHR's 2023 campaign in the NASCAR Xfinity Series (the "2023 Season").

Related Party Transactions

- Name of Entity: Padget Thomas LLC
  Names of 20% owners: Scott Hansen
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: In December 2022, the Company has received a loan from one of its owners, Scott Hansen (Padgett Thomas loan).
  Material Terms: The loan is in the amount of $510,000, bearing 10% interest per annum, with a maturity date of December 31, 2024. As of December 31, 2022, the loan is classified as long-term.

Valuation

Pre-Money Valuation: $116,850,364.26

Valuation Details:

Island Brands USA is a fast-growing domestic premium beer brand that is on the doorstep to an even faster growth curve. We are in hyper-growth mode and are scaling up in our current 7-state footprint and adding additional geography to our footprint through the remainder of 2021 and into 2022. The valuation provided considers the inherent latency, or long-tail, of the extended sales cycle in the retail segment of the beer business. The retail mandates (commitments) we have in hand from our major retail grocery partners for the Spring retail planogram resets will fully realize the valuation when combined with our current rate of sale. In layman's terms, we are on pace to more than double our sales this year and expect 3-5 x sales in 2022. This doubling of sales in 2021 along with significant growth in Rate of Sale (ROS), Points of distribution (PODs), and strategic innovations in the growth vertical of Flavored Malt Beverages (FMBs). These significant gains along with the IRI scan data showing we are leading in growth percentages with all our current products bring us to a valuation of 120-150MM.

This valuation doesn't include all of our international traction (Carnival Cruise Lines, Bahamas, and Costco China), as well as any new on-premise (bars and restaurants) opportunities that we may or may not gain due to residual COVID uncertainties. We were a retail-focused brand family ahead of the pandemic and have only strengthened our retail position with third-party scan data (sales at the register). Lastly, we have invested in and added industry vets to anchor our ops, sales, and marketing teams to create some operational excellence on the sales, marketing, and operations sides.

The Company determined its pre-money valuation based on analysis of the following factors.

1) 12 month look back and the trajectory of Points of Distribution (PODs) and POD gains into the trade using 2021 average rate of sale (ROS) tied to those increases.

2) Retail grocery beer sales POD growth has a long tail sales cycle (latency) and is typically determined in the 4th quarter for the coming year. Our 2021 POD placements are increasing exponentially for 2022 and our rate of sale can be projected forward based on previous (2020) ROS on these PODs.

3) Our Coming innovations and IP portfolio is strong and adds significant value to the Brand equity.

4) We have used a very conservative approach to our forecasting and valuation using our team that has over 100 years of experience in the beer business.

5) We are partners with 46 of the best-in-class beer-focused distributors in our footprint with 99.9% market coverage servicing over 150,000 potential accounts and a sales force in the thousands.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully-diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has Convertible Promissory Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.24 we plan to use these proceeds as follows:

- StartEngine Platform Fees
3.5%

- Marketing
40.0%
Funds will be utilized on various marketing expenses. Such as loyalty app software, ambassador management software, PR, consumer and retail activations.

- Operations
56.5%
The remaining funds will be used for operating expenses. Such as, salaries and talent acquisition costs.

If we raise the over allotment amount of $4,746,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
3.5%

- Marketing
40.0%
Funds will be utilized on various marketing expenses. Such as loyalty app software, PR, consumer and retail activations.

- Operations
56.5%
It will be utilized on operating expenses, such as salaries.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.islandbrandsusa.com (https://www.islandbrandsusa.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/islandbrands

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ABH Holdco, Incorporated

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT

We've been pretty busy since the last time we checked in with you guys

And we've got some amazing updates to share with you.

Finally got an office to serve as our world headquarters

In a jail on an island, on an island in an old jail, on an island. Check

Out the view. We Hired a rockstar team. Help us make history in the beer space.

We Still like to take it Easy. We're available in seventeen plus states and growing!

Our mission to bring better beer to the world has not wavered one bit. We pioneered

a new category of all clean, super premium beers.

We launched Island Active with only 88 calories and 2.6 cars.

Whoa.

Did you know Island Brands was named to the Inc. 5,000 list in 2022. We've also had

over 5,000 investors invest just north of $5 million. Oh, we got a NASCAR team. We've

got a lot of new merch coming and don't forget to grab some island racing gear

cause we're running out pretty quick.

We're making a lot of great progress in the market, but we still have a lot of

Work to do.

Part of the island mission is to actively give back in meaningful ways. We're a proud

member of 1% for the planet, pledging at least 1% of our annual sales to

environmental charities and

We're launching the first of our cabana bars.

You can come by land or by sea.

We get hit up all the time with people saying, Hey, I want to get the beer. We just

don't know where to get it. And the greatest thing is too it most of the country can

now order our beer off the internet off our website. And that's huge because a lot of

people have been wanting to try our beer and just haven't had access to it. And so

now they can get it.

What's up guys? I'm NASCAR Driver Cash GRA and I drive the number 26 Island

Branch USA Toyota Supra. They even make a flavored malt beverage now with their

new product crush and they are crushing it.

You can find an island underway with Carnival Cruise Lines setting sale on all 23

ships. Fleet wide

Help us spread vibes

And come along for the ride

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Filing ID: 220525-1125284

Filing Date: 05/25/2022

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF AMENDMENT

Pursuant Section 33-10-106 of the 1976 South Carolina Code of Laws, as amended, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is:

> ABH Holdco, Inc.

2. Date of Incorporation is: 03/01/2019

3. Agent's Name and Address:

> Palmetto Corporate Services LLC
> _____
> (Name)
> 940 Johnnie Dodds Blvd Suite 201
>
> _____
> (Street Address)
> Mt. Pleasant, South Carolina 29464
> _____
> (City, State, Zip Code)

4. On 05/16/2022 _____, the corporation adopted the following Amendment(s) of its Articles of Incorporation:

> Additional Amendment: See attached.

5. The manner, if not set forth in the Amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the Amendment shall be effected, is as follows:

ABH Holdco, Inc.

Name of Corporation

6. Complete either "a" or "b", whichever is applicable.

   a. ☒ Amendments adopted by shareholder action. At the date of the adoption of the Amendment, the number of outstanding shares of each voting group entitled to vote separately on the Amendment, and the vote of such shares was:

Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented at the Meeting	Number of Undisputed Shares* For	-OR-	Against
Common	9035490	9035490	9035490	8031540	0	
Series A	3116740	3116740	3116740	2649850	0	
Series B	572827	572827	572827	572827	0	

*Note: Pursuant to Section 33-10-106(6)(i) of the 1976 South Carolina Code of Laws, as amended, the corporation can alternatively state the total number of disputed shares cast for the amendment by each voting group together with a statement that the number of votes cast for the amendment by each voting group was sufficient for approval by that voting group.

   b. ☐ The Amendment(s) was duly adopted by the incorporators or board of directors without shareholder approval pursuant to Section 33-6-102(d), 33-10-102 and 33-10-105 of the 1976 South Carolina Code of Laws, as amended, and shareholder action was not required.

7. Unless a delayed date is specified, the effective date of these Articles of Amendment shall be the date of acceptance for filing by the Secretary of State (see Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) _____.

Date: 05/25/2022 _____

Name of Corporation:

ABH Holdco, Inc.

Signed as Filer: Callie E McLaughlin
_____
Signature

Scott Hansen
_____
Type or Print Name

CEO
_____
Office

Business Name: _ABH Holdco, Inc._

Signature Page for a Secretary of State Business Filing

ompleted, scanned, and attached to any business filing where one of the following is true.

y signs the digital form on behalf of official signee.

- An attorney's signature is required. (Articles of Incorporation for Corporation and Benefit Corporation)

Official Signatures

(Officer, Incorporator, Director, Agent, Partner, etc)

Required for forms where the signee is not present upon online submission and a filing party is providing a digital signing on their behalf. If the provided space is not enough, please attach multiple pages.

Scott Hansen	05 / 25 / 2022
Name	Date
	CEO
Signature	Title / Position

Name	Date
Signature	Title / Position

Name	Date
Signature	Title / Position

Name	Date
Signature	Title / Position

Name	Date
Signature	Title / Position

Scan and Upload this document to the Business Filing System during the filing process.
File must be PDF format.

Doc ID: d573d3e45ce3dc44a8c5ebb2fafa3aad2a1552fa

Supplement to Article 4 of ABH Holdco, Inc. Articles of Amendment:

REFERENCE ID: 1048114

The corporation hereby amends Article 3b of its Articles of Incorporation to read as follows:

The corporation is authorized to issue more than one class of shares:

Class of Shares	Authorized Number in Each Class
Class A Voting Common	16,500,000
Class B Non-Voting Common	3,500,000
Series A Preferred	3,600,000
Series B Preferred	1,200,000
Series C Preferred	1,500,000
Series CF Non-voting Preferred	1,000,000
Series CF-2 Non-voting Preferred	700,000
Total Authorized Stock	28,000,000"

1